

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

March 10, 2010

Mr. Kirk A. Stingley,
Chief Financial Officer
Eternal Energy Corp.
2549 West Main Street, Suite 202
Littleton, Colorado 80120

> **Re:** **Eternal Energy Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 8, 2009**
> **File No. 000-50906**

Dear Mr. Stingley:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief